Exhibit 10.1

Polycom, Inc. 1565 Barber Lane Milpitas, CA 95035	TEL 408.526.9000 FAX 408.526.9100

June 14, 2006

Revised June 26, 2006

Mr. David Phillips

[Address]

Dear David:

Thank you for your interest in joining Polycom. We are favorably impressed with your experience, skills, and proven track record. Given the requirements we have in building our company, we believe you are ideal individual to join our team. We are pleased to extend the following offer, all subject to approval of Polycom’s Board of Directors:

1.	Title: Senior Vice President, Sales, reporting to Bob Hagerty, Chairman & Chief Executive Officer. This is an exempt professional position located in Picasanton, CA.

2.	Salary: $13,750.00 paid semi-monthly (equivalent to approximately $330,000 per year). If your hire date is within five (5) business days of the end of a pay cycle, you will receive your paycheck at the end of the following pay cycle.

3.	Stock Options: You will be granted an option to purchase 150,000 shares of Polycom common stock, subject to approval by the Polycom Board of Directors. The exercise price per share of the options will be established as Polycom’s closing stock price on the grant date. These options will vest over a 4-year period beginning on your hire date. Subject to your continued employment at Polycom, Inc., one-fourth of the shares will vest on your 1-year anniversary, and one-thirty-sixth of the balance of the options will vest each month thereafter until fully vested after four years.

4.	Bonus Plan: You will participate in the 2006 Management Bonus Plan, which is targeted at 60% of your actual base salary earning during the fiscal year. Your eligibility to receive payments under the 2006 Management Bonus Plan will be based upon the achievement of the following performance goals: 50% based upon Corporate performance and 50% based upon revenue quota attainment. You will receive additional details of the 2006 Management Bonus Plan and these performance metrics upon your hire.

5.

Relocation: You will receive a payment of $70,000 NET to be paid following your 15th day of employment, to assist with incidental expenses related to your relocation. In addition, Polycom will handle the physical relocation of your household good; please contact Steve Quakenbush, 408-474-2580, when you would like these arrangements to be made. You will also receive two round trip coach tickets for you and your wife to travel to the California for a house hunting/area familiarization trip. If needed, Polycom will arrange for up to six months of temporary living and storage of your household goods. This relocation payment is subject to repayment to Polycom if you voluntarily terminate your employment prior to 1 year, 50% of the total relocation reimbursement if your terminate your employment prior to 2 years: and $0 after 2 years of employment.

6.	Change of Control: You will be provided with a Change of Control Severance Agreement, pending Board of Directors’ approval. Details of this agreement will be provided to you subsequently.

7.

Signing Bonus: You will receive a payment of $30,000 (less applicable taxes) to be paid following your 45th day of employment. This signing bonus payment is subject to repayment to Polycom if you voluntarily terminate your employment with the Company. The schedule for repayment is 100% of the total bonus if your employment prior to 1 year, 50% of the total bonus reimbursement if you terminate your employment prior to 2 years: and $0 after 2 years of employment.

8.	Benefits: Polycom provides a competitive benefits package to all full-time, regular employees. A summary of these benefits is enclosed.

Mr. David Philips

You hereby represent to Polycom that you are under no obligation or agreement that would prevent you from becoming an employees of Polycom or that would adversely impact your ability to perform the expected services, including without limitation any non-competition agreement.

Adherence to Company rules and regulations is also a condition of employment. Polycom is an equal opportunity/affirmative action employer.

This offer is contingent upon the following: (1) your execution of the enclosed Proprietary Information and Invention Agreement, which, among other things, requires that you will not, during your employment with Polycom, improperly use or disclose any proprietary information or trade secrets of any former employer and will not bring onto Polycom premises any confidential or proprietary information of any former employer unless that employer has consented to such action in writing; (2) your execution of the enclosed Proprietary Information Obligations Checklist concerning your obligation to protect and not bring to Polycom the proprietary information of any other company between the date of this offer letter and the date you begin employment with Polycom; (3) your ability to provide the Company with the legally required proof of your identity and authorization to work in the United States; (4) the satisfactory results of the background investigation and reference checks; (5) approval of Polycom’s Board of

Directors; and (6) understanding of, and commitment to, the standards and policies contained in the enclosed Polycom Code of Business Ethics and Conduct.

This letter sets forth the terms of your employment with us and supersedes any prior representations or agreements, whether written or oral. Our employment relationship will be considered “at will,” which means that either you or the Company may terminate your employment at any time and for any reason or for no reason.

We look forward to your acceptance of our offer, which will remain open until June 27, 2006.

David, we are very interested in having you join Polycom. We believe that your background and knowledge will make you an important addition to our team and look forward to the opportunity to work with you.

Sincerely,

/s/ Steve Quakenbush
Steve Quakenbush
Director, Human Resources & Corporate Staffing

Enclosures:	Benefits Summary
Offer Letter (2)
Employment Application
Background Release Form
Proprietary Information and Invention Agreements (2)
Proprietary Information Obligations Checklists (2)
Code of Ethics and Conduct Form
W-4

Accepted by:	/s/ David Philips
David Philips
Date:	6/29/06
Start Date:	June 30, 2006